UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41815

            AngloGold Ashanti plc
(Translation of registrant’s name into English)

Third Floor, Hobhouse Court, Suffolk Street
London SW1Y 4HH
United Kingdom

6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
United States of America
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Enclosures: AngloGold Ashanti 2025 UK Annual Report; AngloGold Ashanti 2025 Sustainability Report; AngloGold Ashanti 2025 Mineral Resource and Mineral Reserve Report and AngloGold Ashanti Notice of 2026 Annual General Meeting.

Exhibits to 6-K

Exhibit Number	Description

Exhibit 99.1	AngloGold Ashanti 2025 UK Annual Report
Exhibit 99.2	AngloGold Ashanti 2025 Sustainability Report
Exhibit 99.3	AngloGold Ashanti 2025 Mineral Resource and Mineral Reserve Report
Exhibit 99.4	AngloGold Ashanti Notice of 2026 Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AngloGold Ashanti plc
Date: 26 March 2026

By:    /s/ C STEAD
Name:    C Stead
Title:    Company Secretary